Exhibit 21.1

Subsidiaries

Name	Jurisdiction

Indus Holding Company	Delaware
Indus LF LLC	California
Wellness Innovation Group Incorporated	California
Cypress Holding Company, LLC	Delaware
Cypress Manufacturing Company	California
Indus Nevada LLC	Nevada